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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01402

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M. E. Allison & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 E. Basse, 2nd Floor
(No. and Street)

San Antonio	Texas	78209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Allison 210-930-4000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – if individual, state last, first, middle name)

1455 Dallas Parkway, Suite 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 03 2020
Washington DC
416

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher R. Allison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of M.E. Allison & Co., Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMANDA M MACDANIEL
MY COMMISSION EXPIRES
08/25/2020
NOTARY ID: 13079667-3

Christopher Allison
Signature

President
Title

Amanda M MacDaniel
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report on Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
M. E. Allison & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of M. E. Allison & Co., Inc. (the Company) as of December 31, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the *financial statements*). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, in 2019 the Company changed its method of accounting for leases due to the adoption of Accounting Standards Codification Topic No. 842.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
March 2, 2020

We have served as the Company's auditor since 2016.

M. E. ALLISON & CO., INC.
Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$	117,542
Deposits with and receivable from clearing broker-dealer		703,015
Municipal underwriting receivable		52,500
Securities owned, at fair value		843,562
Deferred income tax asset		108,276
Furniture and equipment - net		17,952
Operating lease right of use asset		259,750
Goodwill		13,000
Other assets		29,514
	$	2,145,111

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	73,146
Securities sold, not yet purchased, at fair value		418,330
Operating lease liablity		259,750
		751,226
Stockholders' equity		
Common stock, par value $100; 385 shares issued and outstanding; 500 shares authorized		38,500
Additional paid-in capital		3,850
Retained earnings		1,351,535
Total stockholders' equity		1,393,885
	$	2,145,111

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Operations
For the Year Ended December 31, 2019

Revenues	
Municipal underwriting fees	$ 117,629
Investment advisory fees	146,108
Brokerage commissions	612,465
Distribution fees	875,098
Net trading gains	155,573
Interest and dividends	74,193
Net unrealized gains on investment securities	497,924
Net realized gains (losses) on investment securities	(173,394)
Other	84,008
Total revenues	2,389,604
Expenses	
Employee compensation including commissions	1,548,045
Clearing expense	131,970
Communications	86,050
Occupancy and equipment	162,201
Regulatory	19,320
Interest	19,505
Other expenses	296,461
Total expenses	2,263,552
Loss before income taxes	126,052
Income taxes (benefit)	29,043
Net Income	$ 97,009

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2019

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2018	385	$ 38,500	$ 3,850	$ 1,254,526	$ 1,296,876
Net income				97,009	97,009
Balances, December 31, 2019	385	$ 38,500	$ 3,850	$ 1,351,535	$ 1,393,885

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.

Statement of Cash Flows

For the Year Ended December 31, 2019

Cash flows from operating activities	
Net income (loss)	$ 97,009
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation and amortization	758
Unrealized gain on investments securities	(497,924)
Realized losses on investments securities	173,394
Deferred income tax benefits	21,278
Changes in assets and liabilities:	
Increase in deposit with and receivable from clearing broker-dealer	(254,426)
Increase in municipal underwriting receivable	(52,500)
Decrease in income tax refund receivable	6,406
Decrease in trading securities owned	992,818
Increase in other assets	(521)
Decrease in accounts payable and accrued expenses	(83,181)
Decrease in payable to clearing broker-dealer	(1,700,937)
Decrease in income tax payable	(8,891)
Net cash provided by operating activities	(1,306,717)
Cash flows from investing activities	
Purchase of investment securities	(2,650,690)
Proceeds from sale of investment securities	4,058,264
Net cash provided by investing activities	1,407,574
Cash flows from financing activities	
Net cash provided (used) by financing activities	--
Net increase in cash and cash equivalents	100,857
Cash and cash equivalents at beginning of year	16,685
Cash and cash equivalents at end of year	$ 117,542
Supplemental schedule of cash flow information	
Cash paid for income taxes	$ -
Cash paid for interest	$ 41,758
Right of use asset/lease liability recognized under opering lease upon the adoption of FASB ASC Topic 842	$ 365,144

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Notes to Financial Statements
December 31, 2019

Note 1 - Summary of Significant Accounting Policies

Business Operations

M. E. Allison & Co., Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rules 15c3-3(k)(2)(ii) and (k)(2)(i), which provide that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is an independent full-service Broker/Dealer and Investment Advisory firm.

New Accounting Pronouncement

In February 2016, the Financial Accounting Standard Board (FASB) issued Accounting Standard Update (ASU) No. 2016-02, "Leases (Topic 842)", as well as several subsequent issued clarifying amendments. Under the ASU, as amended, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is the lessee's obligation to make lease payments arising from a lease, measured on a discounted basis: and (2) a right-of-use asset, which is the asset that represents the lessee's right to use, or control of the use of, a specific asset, which is an asset that represent the lessee's right to use, or control the use of, a specified asset for the lease term. Under the guidance, lessor accounting is largely unchanged. The lease guidance simplifies the accounting for sales and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. In July 2018, the FASB issued ASU 2018-10, "Codification Improvement to Topic 842, Leases". This amendment clarifies Topic 842 and corrected unintended application of guidance and is effective concurrent with Topic 842 or upon issuance if Topic 842 was early adopted. In August 2018, the FASB issued ASU 2018-11, "Leases (Topic 842): Targeted Improvements". This Amendment provides additional transition options allowing entities to recognize a cumulative affect adjustment to the opening balance of retained earnings in the period of adoption rather than the earliest period presented and provides a practical expedient to lessors to elect, by class of underlying assets, to account for non-lease and lease components as a single arrangement. The Company adopted the provision of ASU 2018-11 under the modified retrospective approach with no cumulative effect adjustment to retained earnings. The Company has completed evaluating the various accounting policy elections associated with this ASU, as amended, including transition methods and practical expedients, identifying contracts for evaluation, and reviewing contracts to determine if they contain leases.

Note 1 - Summary of Significant Accounting Policies, continued

Revenue Recognition

The Company follows Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity follow a five-step model to (a) identify the contact(s) with a customer, (b) identify the performance obligations in the contract, and (c) determine the transaction price, (d) allocate the transaction price to the performance obligation, in determining the transaction price, an entity may include variable consideration only to extent that is probable that a significant reversal in the amount of the cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved, and (e) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenue from contracts with customers includes commission income primarily from financial advisory fees, municipal underwriting fees, investment advisory fees, brokerage commissions and distribution fees. The recognition and measurement of revenue is based on the assessment of individual contract items. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction process where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Financial Advisory Fees

The Company provides advisory services to governmental entities on structuring debt offerings. Revenue for financial advisory fees are generally recorded at the time the arrangement is completed (the closing date of the transaction) or the contract is cancelled, and the income is reasonably determinable.

Municipal Underwriting Fees

The Company underwrites securities for governmental entities that want to raise funds through the sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognized revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at this point.

Note 1 - Summary of Significant Accounting Policies, continued

Investment Advisory Fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for proving advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Brokerage Commission

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a settlement date basis, which is generally two business days after the trade date. If materially different, commissions income and related expenses are recorded on a trade-date basis. (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation us satisfied on the trade date because that is when the underlying risk and rewards of ownership have been transferred to/from the customer.

Distribution Fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such that is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Trading and Investment Gains

Transactions in securities owned by the Company are recorded on a trade-date basis. Commission revenues and expenses are recorded Securities owned and securities sold short, not yet purchased, are carried at fair value as determined by management. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The Company believes that the performance obligation us satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the Company.

The economic conditions which affect the firm's operations are related to overall trends in the economy and can be significantly influenced by changes in interest rates and overall market conditions.

Note 1 - Summary of Significant Accounting Policies, continued

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided principally by accelerated methods using estimated useful lives of five to seven years.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for net operating losses, disallowed charitable contributions, and capital losses that are available to offset future taxable income, subject to a valuation allowance.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. Income tax returns are generally subject to examination by the respective federal and state authorities over various statutes of limitations generally three to four years from the date of filing.

Goodwill

The Company entered into an agreement, effective November 1, 2012, for consideration of $130,000 in cash whereby it purchased the securities business of Presidio Financial, Inc. ("Seller") in a transaction accounted for as a business combination under accounting principles generally accepted in the United States of America ("U.S. GAAP").
The Company has recorded goodwill of $13,000 related to this acquisition.

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in the business combination discussed above. The Company has one reporting unit based on guidance in U.S. GAAP.

Goodwill impairment is assessed at least annually or more often upon the occurrence of an indicator of impairment. In evaluating goodwill for impairment, the Company has the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. If fair value of the reporting unit is calculated and it is less than its carrying value, the Company is required to go to the second step. The second step involves allocating the calculated fair value to all of the assets and liabilities of the reporting unit as if the calculated fair value was the purchase price in a business combination. This allocation would include assigning value to any previously unrecognized intangible assets. The impairment is measured by comparing the implied fair value of the Company's goodwill with its carrying amount and an impairment loss may be recognized up to that excess. Based on the results of a qualitative evaluation, the Company determined that no impairment existed at December 31, 2019.

Note 1 - Summary of Significant Accounting Policies, continued

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Lease

The Company determines if an arrangement is a lease at inception. Operating leases are included in the right-of use ("ROU") assets, and lease liabilities in the Statement of Financial Condition.

ROU assets represent the right to use an underlying asset for the lease term and the lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As most of the leases do not imply an implicit rate, the Company generally uses the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of lease payments at the commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for the lease payments is recognized on a straight-line basis over the lease term.

The Company has agreements with lease and non-lease components, which are generally accounted for separately.

The adoption of the new lease standard resulted in the recognition of operating lease assets and operating lease liabilities of approximately $260,000 respectively as of December 31, 2019.

Note 2 - Deposits with and Receivable from Clearing Broker-Dealer

Deposit with clearing broker-dealer consists of cash required to be maintained at the clearing broker-dealer for clearing and trading activities. Receivable from clearing broker-dealers is comprised of commissions and other items. Such amounts are normally collected within 15 days after month end. Receivables from clearing and other broker dealers was $78,282 at December 31, 2019.

Note 3 - Furniture and Equipment

A summary of furniture and equipment at December 31, 2019 is as follows:

Furniture and equipment	$ 556,809
Less: accumulated depreciation and amortization	(538,857)
	$ 17,952

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of approximately $979,774 and net capital requirements of $250,000. The Company's ratio of aggregate indebtedness to net capital was .07 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 5 - Securities Owned

Securities owned at fair value as of December 31, 2019 consist of listed equities and state and municipal obligations and are classified as either trading or investment securities. In accordance with U.S. GAAP, the Company categorizes its financial instruments recorded at fair value into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Financial assets and liabilities whose value are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions a market participant would use in pricing the asset or liability.

Equity securities are valued at the closing price reported on the active market on which the individual securities are traded.

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019.

Assets	Total	Level 1	Level 2	Level 3
Listed equities and mutual funds	$ 843,562	$ 843,562	$ --	$ --
	$ 843,562	$ 843,562	$ --	$ --

Note 6 - Commitment and Contingencies

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company engages in short selling activities; it borrows securities and sells them to third parties. Until the Company covers its short position it is exposed to market risk to the extent that subsequent market fluctuations may require purchasing securities sold short at prices that may be significantly higher than the fair value reflected in financial statements.

The Company is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potentially material indemnification loss at December 31, 2019.

Note 7 – Operating lease right of use asset

The Company leases office space, owned by a shareholder / officer, under an operating lease with an expiration of April 16, 2022. The lease provides for an option to renew for 5 years. The Company does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments. The Company's office space lease requires non-lease payments for the Company's proportionate share of the building's property tax, insurance, and utilities. These non-lease payments are not included in the lease payments used to determine lease liability and are recognized as these non-lease payments incurred.

Amounts disclosed for the ROU asset obtained in exchange for the lease obligations and reductions to the ROU asset resulting from the reductions to the lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of the lease liabilities under noncancelable operating leases as of December 31, 2019 are as follows:

	Discount Principal	Discount Interest	Principal undiscounted
2020	113,047	6,953	120,000
2021	116,870	3,130	120,000
2022	29,833	167	30,000
	$ 259,750	$10,250	$ 270,000

The weighted average remaining lease term is 2.25 years and the weighted average discount rate is 4.00%

Total operating lease expense for the year ended December 31, 2019 was $120,000 and is included in the occupancy and equipment expense in the accompanying statement of income.

Note 8 - Income Taxes

Deferred income tax assets follow:

Investment securities	11,645
Goodwill and other intangible assets	14,984
Capital loss carry forward	28,655
Net operating loss carry forward	52,922
Net deferred tax assets	$108,276

The provision (benefit) for income taxes consists of the following:

Current expense - federal	$ 6,406
Current expense – state	5,965
Deferred benefit – federal	16,672
	$ 29,043

Expected income tax expense from applying statutory rates to net income before income taxes differs from actual income tax expense because of permanent differences related to tax exempt interest, meals and entertainment.

Note 9 - Concentrations

The Company's customer base is primarily located throughout Texas. Deposits with and receivable from payable to clearing broker-dealers are with a broker-dealer located in Massachusetts.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant risk.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

December 31, 2019

Schedule I

M.E. ALLISON & CO., INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2019

Computation of Net Capital

Total ownership equity qualified for net capital		$ 1,393,885
Deductions and/or charges		
Non-allowable assets:		
Petty cash	$ 300	
Property and equipment, net	17,952	
Goodwill	13,000	
Deferred income tax asset	108,276	
Other assets	29,514	169,042
Net capital before haircuts on securities positions		1,224,843
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (c)(2)):		
Debt securities	10,995	
Other securities	157,650	
Undue Concentration	76,424	(245,069)
Net capital		$ 979,774

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 73,146
Income taxes payable	-
Total aggregate indebtedness	$ 73,146

Schedule I (continued)

M.E. ALLISON & CO., INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2019

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 4,876
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 250,000
Net capital in excess of minimum required	$ 729,774
Net Capital less greater of 10% of aggregate indebtedness or 120% of Minimum dollar net capital requirement	$ 679,744
Ratio: Aggregate indebtedness to net capital	0.07 to 1

Reconciliation with Company's Computation

Reconcolcilliation of differences in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net Capital per M. E. Allison & Co.,Inc. (unaudited) Focus Part II A	$ 720,024
Operating lease right of use asset	$ 259,750
Net capital per audited report	$ 979,774

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
M. E. Allison & Co., Inc.

We have reviewed management's statements, included in the accompanying M. E. Allison & Co., Inc. Exemption Report, in which (1) M. E. Allison & Co., Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i), and (k)(2)(ii) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the M. E. Allison & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
March 2, 2020

Report of Independent Registered Public Accounting Firm
On SIPC Annual Assessment
December 31, 2019

MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors
M. E. Allison & Co., Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by M. E. Allison & Co., Inc. (Company) and SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the total revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the total revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 and SIPC-6 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
March 2, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******2358********************MIXED AADC 220
1402 FINRA DEC
M E ALLISON & CO INC
SECOND FLOOR
950 E BASSE RD
SAN ANTONIO, TX 78209-1831

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1,355.42

B. Less payment made with SIPC-6 filed (exclude interest) (518.54)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for____days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 836.88

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 836.88

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

M.E. Allison & Co., Inc.
(Name of Corporation, Partnership or other organization)

Christoph Allen
(Authorized Signature)

President
(Title)

Dated the 25 day of February , 20 20 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12 Part IIA Line 9, Code 4030)	$ 2,389,604
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	878,667
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	131,970
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	374,493
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	81,354
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 19,504	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	19,504
Total deductions	1,485,988
2d. SIPC Net Operating Revenues	$ 903,616
2e. General Assessment @ .0015	$ 1,355.42

(to page 1, line 2.A.)